MASTERWORKS

Yayoi Kusama



We're excited to offer a new, uncommon Infinity Nets work from Kusama's historically most sought-after auction series.

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Proven Performance

2 Previous Exits

Kusama has had 2 exits on Masterworks, delivering net annualized returns of 17.6% and 13.4% net annualized returns to more than 1,000 investors. Past performance not indicative of future returns.



17.6%

Annualized Net Return
(1067 Days Held)

$6.1K

Net Profit from $10K



13.4%

Annualized Net Return
(801 Days Held)

$3.2K

Net Profit from $10K

#1 For 4 Years Running

Top-Selling Artist

Yayoi Kusama was the #1 selling female artist in the entire world, and 7th highest overall in '24 based on auction turnover of $135 million and a career total of over $1B in auction sales.



Source: Ota Fine Arts, Victoria Miro and David Zwimer

Total Auction Sales

$1B+

2024 Auction Sales

$135M

An In-Demand Style

22.1% Similar Sales Growth

Similar Infinity Nets works appreciated by 22.1% from 2007 to 2023, underscoring their rising value and strong auction demand.



#1 Auction Price

$2.19M (2023)

Christie's London



#2 Auction Price

$2.96M (2023)

Sotheby's NY



#3 Auction Price

$1.10M (2022)

Phillip's London



Our Offering

$1.21M

Available Now

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Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Progress reflects the percentage of the total offering for which investors have initiated a subscription on the website's buyflow. This includes subscriptions that have closed for which shares have been issued, subscriptions that have been funded, but are not yet closed, subscriptions that been signed (i.e. reserved), but not yet funded and subscriptions that have been initiated whereby a person has entered the number of shares and amount they wish to purchase, but has not yet completed the subscription. Since some of these potential investors will ultimately not complete the purchase, the progress percentage always reflects the higher end of the range of subscriptions received at any given point in time.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Previous exits featuring artwork by Yayoi Kusama (Masterworks 012; Masterworks 038) not included in set of similar sales of live Offering (Masterworks 465) which comprise paintings by Yayoi Kusama with the following criteria: Infinity Nets created since 1990 that measure between 30 inches by 30 inches and 55 inches by 55 inches, excluding nets with atypical style, as well as gold, silver, white and black nets.

Masterworks has offered investments in over 450 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower).

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281